EXHIBIT 3.1.1

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                             LYNX THERAPEUTICS, INC.


         Lynx Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

         FIRST: The name of the corporation is Lynx Therapeutics, Inc. (the "Corporation").

         SECOND: The date on which the Certificate of Incorporation of the Corporation first was filed with the Secretary of State of the State of Delaware is February 18, 1992.

         THIRD: The Board of Directors, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Article 4 of the Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

                                       "4.

                  A. This Corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Twenty-two Million (22,000,000) shares. Twenty Million (20,000,000) shares shall be Common Stock, par value one cent ($.01) per share (the "Common Stock") and Two Million (2,000,000) shares shall be Preferred Stock, par value one cent ($.01) per share (the "Preferred Stock")."

                  B. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the corporation is expressly authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the General Corporation Law of the State of Delaware. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series

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         subsequent to the issue of shares of that series. In case the number of
         shares  of  any  such  series  shall  be  so   decreased,   the  shares
         constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

         FOURTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval and approved by the stockholders in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, Lynx Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer and attested by its Secretary this 23rd day of December, 1996.

                                           LYNX THERAPEUTICS, INC.


                                           /s/ Sam Eletr
                                           -------------------------------------
                                           Sam Eletr, Ph.D.
                                           Chief Executive Officer


ATTEST:


 /s/ James C. Kitch
----------------------------------
James C. Kitch
Secretary


                                       2.